SECURITIES AN
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section

FEB 27 2012

Washington, DC
100

SEC FILE NUMBER
8 - 53700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freeman & Co. securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue, 9th Floor

                 (No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela Halimun, FINOP   (212)   751-4422

                                                  (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

          (Name -- if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____James L. Freeman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Freeman & Co. Securities, LLC_____ , as of _____December 31_____ ,20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEMAN & CO. SECURITIES, LLC
645 Fifth Avenue, 9th Floor
New York, New York 10022

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549


Re: Freeman & Co. Securities, LLC
Annual Audit Report
December 31, 2011
SEC File 8-53700


Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

James L. Freeman

Date 2/22/2012

FREEMAN & CO. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

FREEMAN & CO. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

FREEMAN & CO. SECURITIES, LLC

CONTENTS

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member
Freeman & Co. Securities, LLC

We have audited the accompanying statement of financial condition of Freeman & Co. Securities, LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Freeman & Co. Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 15, 2012

FREEMAN & CO. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$	1,715,641
Office equipment, net of accumulated depreciation of $3,142		-
Prepaid expenses		16,816
	$	1,732,457

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	89,078
Member's equity		1,643,379
	$	1,732,457

FREEMAN & CO. SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business

Freeman & Co. Securities, LLC (the "Company"), is a Delaware limited liability company and is wholly-owned by Freeman & Co. LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing general strategic advice to corporations concerning mergers, acquisitions, divestitures, joint ventures, business strategy, strategic investments, and other corporate transactions.

2. Summary of significant accounting policies

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 15, 2012. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at year end of approximately $1,675,000 consist of a money market account, the value of which is equal to fair value.

Advisory Fees

Advisory fee revenues are recorded as earned in accordance with the terms of the advisory fee agreements.

Office equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful life of three years.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2011, the Company's allocated portion of UBT was approximately $49,000.

FREEMAN & CO. SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

---

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Sole Member files its income tax returns in the U.S. federal and various state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $1,627,000 which was approximately $1,527,000 in excess of its minimum requirement of $100,000.

5. Related party transactions

The Company has an Administrative Services Agreement (the "Agreement") with its Sole Member. The Agreement requires the Sole Member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology. The total amount of administrative service provided by the Sole Member and reimbursed by the Company in 2011 was approximately $602,000. In addition, the Company reimbursed its Sole Member approximately $2,338,000 for compensation of its personnel based upon completed transactions for which fees have been collected.

At December 31, 2011, the Company has a liability to its Sole Member for approximately $49,000 for its allocated share of UBT expense for the year ended December 31, 2011, which is included in accounts payable and accrued expenses on the statement of financial condition.

FREEMAN & CO. SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

___

6. Concentrations

The Company earned advisory fees from two clients that individually comprised greater than 10% of total revenues. Fees from these clients accounted for approximately 79% of advisory fees in 2011.

In the normal course of business, the Company maintains all of its cash in a financial institution, which at times, may exceed federally insured limits. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations. Management monitors the financial condition of such financial institution and does not anticipate any losses from this counterparty.